UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November 2026

Commission file number: 001-41482

Nexera Technologies Ltd

(Translation of registrant’s name into English)

7 Mezada St.
Bnei Brak, Israel 5126112
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

CONTENTS

Convertible Promissory Note and Warrant

On November 4, 2026 (the “Issuance Date”), Nexera Technologies Ltd (the “Company” or “Nexera”) issued to an institutional investor (the “Holder”) a convertible promissory note (the “Seventh Promissory Note”) in the principal amount of $1,900,000 (the “Principal Amount”), for a purchase price in cash of $1,710,000 (equal to 90% of the Principal Amount). The Seventh Promissory Note was issued pursuant to the previously reported Securities Purchase Agreement, dated as of June 26, 2025, as amended (the “SPA”), by and between the Company and the Holder, pursuant to which the Company may issue and sell, from time to time, convertible promissory notes (the “Promissory Notes”) in an aggregate principal amount of up to $100,000,000 (the “Subscription Amount”). The Company is not obligated to utilize any of the remaining Subscription Amount available under the SPA, which as of the date hereof is $85,500,000, and there are no minimum commitments or minimum use penalties.

On November 4, 2026, Nexera issued to the Holder a warrant (the “Warrant”) to purchase up to 8,030,432 ordinary shares, no par value, of the Company (the “Ordinary Shares”), representing 100% of the maximum number of Ordinary Shares issuable pursuant to the Seventh Promissory Note (assuming a conversion price equal to the Fixed Price). The Warrant was exercisable immediately upon issuance at an exercise price of $0.2366 per Ordinary Share (subject to certain anti-dilution and share combination event protections) and has a term of 5.5 years from the Issuance Date. The number of Ordinary Shares underlying the Warrant is subject to certain adjustments, as described in the Warrant.

The Company intends to use the net proceeds from the issuance of the Seventh Promissory Note and any additional net proceeds from the exercise of the Warrant, to the extent exercised in cash, for working capital and general corporate purposes.

The Seventh Promissory Note matures 28 months from the Issuance Date and is to be repaid, together with accrued and unpaid interest and any applicable Payment Premium (as defined in the Promissory Notes), in ten equal monthly payments, with the first payment due on the first day of the month following the eighteen-month anniversary of the Issuance Date, unless earlier repaid (partially or in full) at the option of the Company, or extended at the option of the Holder in accordance with its terms. The Seventh Promissory Note accrues interest at an annual rate of 4% (which will increase to 14% upon the occurrence and during the continuance of an event of default, as defined in the Seventh Promissory Note).

The Seventh Promissory Note is convertible (partially or in full) into Ordinary Shares, at the option of the Holder, at any time after the Issuance Date, at a conversion price equal to the lower of (i) $0.2366, which was the closing price of the Ordinary Shares on the Nasdaq Capital Market on November 3, 2026, the trading day immediately prior to the Issuance Date (the “Fixed Price”), and (ii) 88% of the lowest daily volume weighted average price during the 20 consecutive trading days immediately preceding the applicable date of conversion (the “Variable Price”), provided that such Variable Price may not be lower than $0.04732 per Ordinary Share (the “Floor Price”), which is equal to 20% of the Fixed Price; subject to certain adjustments as provided in the Seventh Promissory Note, including potential reductions to the Floor Price upon certain dilutive issuances. The Holder’s option to convert the Principal Amount, together with accrued and unpaid interest due under the Seventh Promissory Note at any time is subject to the limitation that the conversion may not result in the Holder’s beneficial ownership of Ordinary Shares after giving effect to such conversion exceeding 4.99% of the issued and outstanding Ordinary Shares.

The Fixed Price of any additional Promissory Notes to be issued pursuant to the SPA will be equal to the closing price of the Ordinary Shares on the Nasdaq Capital Market on the last trading day immediately prior to the date of issuance of such Promissory Note, and the Floor Price will be equal to 20% of such Fixed Price.

The Holder’s remedies for non-payment of the Principal Amount, interest and any Payment Premium are limited to the exercise of its rights under the Seventh Promissory Note and the Warrant , if applicable, regardless of whether the aggregate value realized from the Warrant and/or the Ordinary Shares issued pursuant to the terms of the Seventh Promissory Note is less than the then outstanding Principal Amount, Interest, and, if applicable, the Payment Premium.

The Seventh Promissory Note and the Warrant were, and the Ordinary Shares issuable upon conversion or exercise, as applicable, thereof (the “Securities”) will be, issued pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), and have not been, and will not be, registered under the Securities Act, or applicable state securities laws. Accordingly, the Securities may not be sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities law. Pursuant to the SPA, the Company has agreed to file a registration statement with the SEC to register the resale of the Ordinary Shares issuable upon conversion of the Seventh Promissory Note and upon exercise of the Warrant.

This Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) shall not constitute an offer to sell or the solicitation of an offer to buy the Securities, nor shall there be any sale of these Securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The descriptions of the Seventh Promissory Note and the Warrant set forth above do not purport to be complete and are qualified in their entirety by reference to the full text of those documents, which are attached hereto as Exhibits 4.1 and 4.2, respectively.

Press Release

On November 3, 2026, the Company issued a press release titled “Nexera Technologies: Subsidiary Fort Technology Announces Receipt of Approval for a Voluntary Delisting of its Common Shares From the TSX Venture Exchange”, a copy of which is furnished as Exhibit 99.1 to this Form 6-K.

Incorporation by Reference

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-277188, File No. 333-262835, File No. 333-283848, File No. 333-283904, File No. 333-285030, File No. 333-287341, File No. 333-293607, File No. 333-295999, File No. 333-296968 and File No. 333-299177) and Registration Statements on Form S-8 (File No. 333-269119, File No. 333-280459, File No. 333-291322 and File No. 333-295195), to be a part thereof from the date on which this Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
4.1	Form of Seventh Convertible Promissory Note issued November 4, 2026

4.2	Form of Warrant to Purchase Ordinary Shares of Nexera Technologies Ltd issued November 4, 2026

99.1	Press Release issued by Nexera Technologies Ltd, dated November 3, 2026, titled “Nexera Technologies: Subsidiary Fort Technology Announces Receipt of Approval for a Voluntary Delisting of its Common Shares From the TSX Venture Exchange”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nexera Technologies Ltd

Date: November 5, 2026	By:	/s/ Ronen Zalayet
Ronen Zalayet
Chief Financial Officer

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